                                                                      Exhibit 99




                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                         PHOENIX INTERNATIONAL ACQUIRES
                             CHRYSALIS INTERNATIONAL

MONTREAL, MAY 3, 1999: Phoenix International announced today that the acquisition of 100% of the equity of Chrysalis International was successfully completed Friday, April 30, 1999.

Chrysalis is one of the world's leading CROs. It includes a world-scale preclinical toxicology and pharmacology operation in Lyon, France, a genomics services business in Princeton, New Jersey (DNX Transgenics), as well as European Phase II-IV operations in Germany, Eastern Europe, Sweden, Israel (which are complementary to Phoenix's Phase II-IV operations) and a preclinical unit in Scranton, Pennsylvania. Chrysalis' unprofitable clinical research operations in the USA, Switzerland and Dusseldorf, Germany, and its corporate headquarters in Raritan, New Jersey, have been shut down. The acquisition is expected to be neutral to Phoenix's earnings per share in the short term, and accretive in the long term.

The acquisition was a stock for stock exchange, with Chrysalis shareholders receiving 1,001,208 shares of Phoenix International valued at Can$12.3 million, and will be treated as a purchase for accounting purposes. Net revenue from continuing operations of Chrysalis for the year ended December 31, 1998 was US$35 million, or Can$53 million. As a result of the transaction, Phoenix is listed on the NASDAQ National Market System under the symbol "PHXI", and will continue to trade on the Toronto and Montreal stock exchanges.

Dr. John Hooper, Phoenix's Chairman and CEO, commented:

         "We are very pleased to welcome the Chrysalis team to Phoenix, and to be able to provide our clients with full pre-clinical services, as well as additional resources and expertise in global clinical trials. The DNX Transgenics group will add specialized talents in the burgeoning area of the use of genomics to develop new drugs, one of the most exciting growth areas of the pharmaceutical industry.

         "We believe this acquisition makes Phoenix one of only three truly full service global CROs, with all of the major R&D services necessary to take a drug from discovery through to registration for marketing. Our business is now balanced among Phase II-IV clinical research, Phase I clinical research, bioanalysis and other laboratory services, and extensive preclinical and discovery support functions. Acquisition of Chrysalis has given us the fourth pillar for our services platform, which we expect will result in considerable synergistic growth. An ancillary benefit of the transaction is that Phoenix common stock is now listed to trade on NASDAQ, which we anticipate will make it easier for US institutions and individuals to invest in our company."

Dr. Leif Modeweg, Chrysalis' Senior Vice President Worldwide and Director of Operations, who was responsible for Chrysalis' worldwide preclinical toxicology and pharmacology services and its European Phase II-IV services, commented:

         "We are delighted to join forces with Phoenix International. Together we can now offer comprehensive services to all segments of the pharmaceutical and biotechnology industries. We are confident that the complementary nature of our services, and the kindred vision and values we share, will allow rapid integration and synergistic collaboration. In Chrysalis, we have already completed the restructuring of our clinical operations, and we believe our preclinical operations are poised for growth."

Dr. Mark Swanson, Vice President, Transgenic Sciences, DNX Transgenics, commented:

         "DNX is very pleased to be joining the Phoenix organization. We are attracted by Phoenix's science-driven management and innovative position in the CRO industry. DNX already provides transgenic services to over 30 clients. As a result of our acquisition by Phoenix, and the opening later this year of a new facility in Princeton that will triple our capacity, we believe we are well positioned to provide expanded transgenic animal technologies and target-selection services to assist current and new clients in their rapidly growing genomics efforts."

Drs. Modeweg and Swanson and other senior managers of the continuing Chrysalis business units are expected to sign employment agreements with Phoenix International.

Phoenix International was advised by Pennsylvania Merchant Group and Chrysalis was advised by Vector Securities.

PHOENIX INTERNATIONAL IS A CONTRACT RESEARCH ORGANIZATION (CRO) PROVIDING A WIDE SPECTRUM OF CLINICAL, ANALYTICAL, PRECLINICAL, DRUG DISCOVERY SUPPORT AND ANCILLARY SERVICES TO THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES. SINCE BEGINNING ITS OPERATIONS IN 1989, PHOENIX INTERNATIONAL HAS GROWN TO APPROXIMATELY 2,400 EMPLOYEES, OF WHOM MORE THAN 210 HAVE DOCTORAL DEGREES AND OVER 240 OTHERS HAVE MASTERS DEGREES.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; failure to realize fully expected costs savings from the Chrysalis acquisition; excess costs relating to the downsizing of Chrysalis; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

                      FOR MORE INFORMATION, PLEASE CONTACT
                             DAVID MOSZKOWSKI, C.A.
                Senior Vice President and Chief Financial Officer
                    Phoenix International Life Sciences Inc.
                     Tel: (514) 333-0033 Fax: (514) 335-8351
                             E-mail: david@pils.com


                                     -2-